Exhibit 99.1

OCEANPAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 29, 2021, OceanPal Inc. (“the Company”) became an independent, publicly-traded company as a result of the distribution by Diana Shipping Inc. (“Diana Shipping”) of 100 percent of the outstanding common stock of the Company to the shareholders of Diana Shipping (“the OceanPal Inc. Predecessors”) in connection with a spin-off transaction (the “Spin-Off”). Each Diana Shipping shareholder received one share of OceanPal Inc. common stock for every ten shares of Diana Shipping common stock. In connection with the Spin-Off, Diana Shipping received 500,000 of the Company’s Series B Preferred Shares and 10,000 of the Company’s Series C Convertible Preferred Shares. In addition, as part of the Spin-Off the Company received $1.0 million in working capital from Diana Shipping.

The following unaudited pro forma condensed combined statement of comprehensive income/(loss) for the year ended December 31, 2021 has been derived from (i) OceanPal Inc. Predecessors’ historical combined carve-out statement of comprehensive income for the period from January 1, 2021 through November 29, 2021, (ii) OceanPal Inc.’s consolidated statement of comprehensive income for the period from inception (April 15, 2021) through December 31, 2021, and (iii) through applying to them adjustments to give effect to the Spin-Off and autonomous entity adjustments. The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial information for the year ended December 31, 2021 are described in the accompanying notes, which should be read together with the pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of comprehensive income/(loss) for the year ended December 31, 2021, give effect to the Spin-Off as if it had occurred on January 1, 2021.

The unaudited pro forma condensed combined statement of comprehensive income/(loss) should be read together with (i) Company’s audited consolidated financial statements for the period from inception (April 15, 2021) through December 31, 2021, and (ii) OceanPal Inc. Predecessors’ audited combined carve-out financial statements for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31, 2020 and 2019, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 6, 2022.

OCEANPAL INC.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income/(Loss)

For the year ended December 31, 2021

(In thousands of U.S. dollars, except share data)

	OceanPal Inc. Predecessors Historical	OceanPal Inc. Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Notes	Pro Forma combined
REVENUES:
Time charter revenues	$11,343	$1,334	$-	$-		$12,677

EXPENSES:
Voyage expenses	418	54	245	-	(a)	717
Vessel operating expenses	6,200	360	-	-		6,560
Depreciation and amortization of deferred charges	2,193	354	1,125	-	(b)	3,672
General and administrative expenses	1,105	358	-	808	(c)	2,271
Management fees to related parties	683	74	101	-	(d)	858
Other gain	(9)	-	-	-		(9)
Operating income/(loss)	$753	$134	$(1,471)	$808		$(1,392)

Finance costs	(2)	-	-			(2)
Net income /(loss)	$751	$134	$(1,471)	$808		$(1,394)

Dividends on Series C Preferred Stock		(69)	(731)	-	(e)	(800)

Net Income/(loss) attributed to common stockholders	$751	$65	$(2,202)	$808		$(2,194)

Earnings / (loss) per common share, basic		$0.01				$(0.25)

Earnings/(loss) per common share, diluted		$0.01			(f)	$(0.25)

Weighted average number of common stock, basic		8,820,240				8,820,240

Weighted average number of common stock, diluted		12,275,691			(f)	8,820,240

See accompanying notes to the Unaudited Pro Forma Condensed Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(in thousands of U.S. dollars, except per share information)

Note 1 – Basis of presentation

The historical financial statements have been adjusted in the pro forma condensed combined financial statement to give effect to pro forma events that are (1) attributable to the Spin-Off, (2) factually supportable and (3) with respect to the pro forma condensed combined statement of comprehensive income/(loss), expected to have a continuing impact on the combined results following the Spin-Off.

The financial statements of OceanPal Inc. have been presented from the period of inception (April 15, 2021) through December 31, 2021. They include the accounts of OceanPal Inc. from inception date April 15, 2021 and the accounts of OceanPal Inc.’s wholly-owned subsidiaries from November 30, 2021 upon the Spin-Off consummation and acquisition of the three ship-owning subsidiaries by OceanPal Inc. The Spin-Off transaction has been accounted for as a nonmonetary transfer of assets rather than a spin-off of a business. The vessels were accounted for at their fair values as at the Spin-Off date.

The unaudited pro forma condensed combined statement of comprehensive income/(loss) has been prepared by management and is not necessarily indicative of the results of operations that would have been realized had the Spin-Off occurred as of the date indicated above, nor is it meant to be indicative of any future results of operations that the Company will experience going forward.  The actual results of operations may differ significantly from the pro forma amounts reflected therein due to a variety of factors.

Note 2 - Pro forma adjustments

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of comprehensive income/(loss):

(a)

Represents the adjustment to voyage expenses to reflect estimated voyage expenses of the three vessels based on the commercial management and brokerage services agreements entered by the Company on November 29, 2021, as if such agreements were in effect from January 1, 2021 inclusive.

(b)

Represents the adjustment to increase depreciation expense by $1,125 to reflect the recording of the three vessels as if they were contributed to the Company (at their fair values) effective January 1, 2021.

(c)	Represents the increase in the general and administrative expenses to reflect estimated general and administrative expenses of OceanPal Inc. as an autonomous listed public company.
(d)

Represents the increase in management fees to reflect the estimated management expenses for 2021 of the three vessels, based on the commercial and insurance management agreements entered by the Company on November 29, 2021, as if such agreements were in effect from January 1, 2021 inclusive.

(e)

Represents the increase in dividends to reflect the estimated amount of dividends on the Company’s Series C Convertible Preferred Stock issued upon spin-off consummation, as if they were issued effective January 1, 2021.

(f)

The effect of the potential dilution from conversion of outstanding Series C preferred convertible stock would result to 3,445,451 incremental shares the effect of which is not taken into consideration as it would be anti-dilutive, and in this respect estimated proforma loss per common share, basic and diluted, are the same.